Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 12, 2019

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust

File Nos. 333-156529 and 811-22263

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 248 (“PEA No. 248”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 248 was filed on April 2, 2019 for the purpose of registering shares of the ROBO Global® Artificial Intelligence ETF and ROBO Global® Healthcare Technology and Innovation ETF. This letter responds to comments applicable to the ROBO Global® Healthcare Technology and Innovation ETF (the “Fund”). Responses to comments applicable to the ROBO Global® Artificial Intelligence ETF will be provided separately at a later date.

For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 248.

1.	Comment. Please provide a completed fee table for the Fund one full week before the effective date of PEA No. 248.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. In the fourth paragraph of the summary principal investment strategies section for the Fund, it states that the investment adviser “expects that over time, if the Fund has sufficient assets, the correlation between the Fund’s performance, before fees and expenses, and that of the Index will be 95% or better”. Please explain supplementally to the staff what would be the appropriate amount of assets needed to establish a correlation of 95% or better.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

June 12, 2019

Response. According to the Fund’s investment adviser, given the expected composition of the index, the adviser expects that $2.5 million in assets (which should be the seed money at launch) would be the amount needed to establish a correlation of 95% or better.

3.	Comment. If the Fund’s index is actually concentrated in an industry or significantly focused in a sector, please include corresponding risk disclosure.

Response. Registrant represents that if the Fund’s index is concentrated in an industry or significantly focused in a sector, corresponding risk disclosure will be disclosed.

4.	Comment. Please confirm whether Solactive uses backtested performance for the index. If it does, the staff may have additional comments.

Response. Registrant confirms that Solactive does not use backtested performance for the index.

5.	Comment. Please confirm whether the index was specifically created for the Fund and whether other ETFs use the index.

Response. According to the Fund’s investment adviser, while the Fund will be the first to use the index, the index is available to other products including, but not limited to, other registered fund products, UCITs, and separately managed accounts.

6.	Comment. Please provide to the staff a copy of the index methodology and a list of the companies included in the index.

Response. Registrant represents that the requested information has been provided under separate cover.

7.	Comment. Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund is a party.

Response. Registrant represents that the sublicense agreement to which the Fund is a party will be filed as an exhibit to the registration statement.

*****

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum